EXHIBIT 99.1

News Release

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts: Chartered U.S.:	Chartered Singapore:
Laurie Stanley (1) 925.224.8762 laurie@wiredislandpr.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2005

Second Quarter 2005 Shipments Including Chartered’s Share of SMP
Expected to be Up Approximately 18 Percent Sequentially

•	Chartered revenues of $181.4 million, down 4.9 percent sequentially and down 20.6 percent from 1Q 2004.

•	Net loss of $84.5 million, compared to net profit of $1.9 million in 1Q 2004.

SINGAPORE – April 22, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced results for first quarter 2005.

“As the industry continued to work through the excess inventory coupled with the usual seasonal slowness in the first quarter, Chartered revenues in first quarter 2005 were down 4.9 percent and revenues including our share of SMP were down 4.2 percent from the previous quarter,” said George Thomas, senior vice president & CFO of Chartered. “The revenue decline was primarily due to weakness in the communications sector which was partially offset by strength in the consumer sector. However, we continued to see increased adoption of our advanced technologies as our leading-edge 0.13-micron revenues increased 21 percent sequentially and represented a record 32 percent of our total business base revenues.”

Summary of First Quarter 2005 Performance

•	Revenues were $181.4 million in first quarter 2005, down 20.6 percent from $228.4 million in the year-ago quarter. Revenues including Chartered’s share of SMP were $196.1 million, down 30.9 percent from $283.7 million in first quarter 2004 with the largest dollar decline coming from the communications sector followed by the computer sector. Compared to fourth quarter 2004, revenues were down 4.9 percent from $190.6 million. Revenues including Chartered’s share of SMP were down 4.2 percent from $204.7 million in fourth quarter 2004, primarily due to weakness in the communications sector, partially offset by strength in the consumer sector.

•	Gross loss was $9.7 million, or negative 5.4 percent of revenues, down from a gross profit of $44.6 million, or 19.5 percent of revenues in the year-ago quarter, primarily due to lower revenues. Gross loss for the quarter compared to a gross profit of $0.8 million, or 0.4 percent of revenues in fourth quarter 2004, was primarily due to lower revenues.

•	Research and development (R&D) expenses were $27.3 million, a decrease of 8.5 percent from the year-ago quarter, primarily due to reduction in R&D activities related to 0.13-micron technologies.

•	Pre-production fab start-up costs, all related to Fab 7, were $14.8 million compared to $3.6 million in the year-ago quarter and $9.9 million in fourth quarter 2004, as the activity level increased in support of the Company’s plan to begin commercial shipments by July 2005.

•	Sales and marketing expenses were $10.5 million, up 20.2 percent compared to $8.7 million in the year-ago quarter and up 17.5 percent from $8.9 million in fourth quarter 2004, primarily due to higher financial support for customer prototyping activities.

•	General and administrative (G&A) expenses were $9.3 million, an increase of 48.4 percent compared to $6.3 million in the year-ago quarter. G&A expenses in first quarter 2004 included a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement. Excluding this gain, G&A expenses in first quarter 2004 would have been $9.3 million. Compared to fourth quarter 2004, G&A expenses in first quarter 2005 were 15.7 percent higher primarily due to the effect of employee leave clearance in fourth quarter 2004.

•	Other operating expenses were nil in first quarter 2005, compared to $3.1 million in the year-ago quarter, which was all related to Fab 1 restructuring. In fourth quarter 2004, other operating expenses were a net credit of $10.0 million, which included a gain of $10.4 million resulting from an equipment disposition to CSMC Technologies Corporation.

•	Equity in income (loss) of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was a loss of $9.0 million compared to an income of $11.5 million in the year-ago quarter, primarily due to significantly lower revenues.

•	Other income was $2.5 million compared to $7.7 million in the year-ago quarter and $24.8 million in the previous quarter. The year-ago quarter included recognition of a gain of $2.8 million related to an intellectual property licensing agreement. Excluding this gain, the decrease in other income in first quarter 2005 compared to the year-ago quarter was primarily due to lower grant income. Other income in fourth quarter 2004 included a gain of $14.3 million related to the Technology Transfer and License Agreement and the Operational Assistance Agreement with CSMC Technologies Corporation. Excluding this gain, the decrease in other income in first quarter 2005 compared to fourth quarter 2004 was primarily due to lower grant income.

•	Net interest expense was $2.4 million, a decrease of 68.4 percent from an expense of $7.7 million in the year-ago quarter, primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, and to a lesser extent an increase in interest income. Compared to fourth quarter 2004, net interest expense increased $1.2 million primarily due to higher interest expense resulting from higher interest rates.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in first quarter 2005. CSP’s financial position continued to be in capital deficit in first quarter 2005, thereby requiring Chartered to recognize 100 percent of CSP’s results, which was a loss of $35.0 million in the quarter. CSP’s loss in first quarter 2005 decreased compared to the previous quarter primarily due to higher revenues. At the end of first quarter 2005, CSP’s capital deficit was $297.7 million.

•	Net loss was $84.5 million, or negative 46.6 percent of revenues, compared to a net profit of $1.9 million, or 0.8 percent of revenues, in the year-ago quarter.

•	Loss per American Depositary Share (ADS) and loss per share in first quarter 2005 were $0.34 and $0.03 respectively, compared with earnings per ADS and earnings per share in first quarter 2004 of $0.01 and $0.00 respectively.

Wafer Shipments and Average Selling Prices

•	Shipments in first quarter 2005 were 175.8 thousand wafers (eight-inch equivalent), a decrease of 24.5 percent compared to 232.8 thousand wafers (eight-inch equivalent) in first quarter 2004, and a decrease of 8.3 percent compared to 191.8 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2004. Shipments including Chartered’s share of SMP in first quarter 2005 were 186.2 thousand wafers (eight-inch equivalent), a decrease of 30.6 percent compared to 268.4 thousand wafers (eight-inch equivalent) in first quarter 2004 and a decrease of 7.2 percent compared to 200.8 thousand wafers (eight-inch equivalent) in fourth quarter 2004.

•	Average selling price (ASP) was $996 per wafer in first quarter 2005, essentially flat compared to $994 per wafer in fourth quarter 2004. ASP including Chartered’s share of SMP in first quarter 2005 was unchanged sequentially at $1,019 per wafer.

Capacity and Utilization

•	Capacity utilization in first quarter 2005 was 59 percent compared to 81 percent in the year-ago quarter, and 61 percent in fourth quarter 2004. Capacity in first quarter 2005 was down approximately 4 percent compared to first quarter 2004. Capacity in first quarter 2005 was down approximately 3 percent compared to fourth quarter 2004 primarily due to lower number of calendar days in first quarter 2005. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Total wafers shipped	268.4	279.2	287.1	200.8	186.2
Total capacity	331.8	308.0	322.5	327.0	317.0
Utilization	81%	90%	89%	61%	59%

Capacity by Fab

(Thousand 8” equivalent wafers)	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005	Est 2Q 2005
Fab 1*	45.2	—	—	—	—	—
Fab 2	129.8	129.8	131.2	131.8	130.6	137.7
Fab 3	61.6	64.4	73.0	73.0	71.4	74.3
Fab 5 (Chartered’s share)	34.4	36.3	37.2	37.0	34.5	35.8
Fab 6	60.8	77.5	81.1	85.2	80.5	89.4

Total	331.8	308.0	322.5	327.0	317.0	337.2

*	Fab 1 ceased operations as of March 31, 2004.

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Communications	55%	55%	48%	47%	37%
Computer	28%	29%	36%	31%	31%
Consumer	14%	13%	12%	17%	27%
Other**	3%	3%	4%	5%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Americas	66%	64%	61%	67%	68%
Europe	13%	14%	15%	14%	13%
Asia-Pacific	18%	18%	20%	15%	13%
Japan	3%	4%	4%	4%	3%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
0.13 and below	12%	17%	16%	25%	32%
Up to 0.15	13%	8%	5%	3%	4%
Up to 0.18	20%	21%	18%	17%	18%
Up to 0.25	16%	19%	20%	11%	11%
Up to 0.35	22%	24%	28%	26%	21%
Above 0.35	17%	11%	13%	18%	11%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

**	Includes revenues from services related to generation of customers’ mask sets.

Recent Highlights and Events

•	During the quarter, Chartered expanded its relationship with IBM by formally extending its joint development efforts to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three major generations of technologies from 90nm to 45nm.

•	Chartered’s first 300mm fabrication facility, Fab 7, remains on track for commercial shipments in July 2005. Fab 7 has demonstrated functional silicon results from its 0.13-micron, 90nm and 90nm SOI processes that out-perform or are on par with industry benchmarks. The initial defect density metrics from Chartered’s 300mm pilot lines are meeting or exceeding customers’ expectations. With a focus on further defect density improvements and achieving faster yield ramp, teams from Chartered have started working with manufacturing process control experts at AMD to integrate portions of AMD’s fab automation technologies and deploy portions of its industry-leading manufacturing methodologies at Fab 7. Unique in the industry, these technologies, methodologies and skill sets are known collectively as AMD Automated Precision Manufacturing (APM). Additionally, Chartered is implementing PDF Solutions’ Characterization Vehicle Infrastructure across Fab 7’s processes to optimize design rule to process margin sensitivity.

•	Chartered announced the availability of comprehensive 65nm design manual and SPICE models based on the 65nm process platform jointly developed with IBM, Infineon and Samsung. Fab 7 is scheduled to run 65nm 300mm multi-purpose wafers in fourth quarter 2005 and is expected to run 65nm 300mm pilot production in early 2006 for base and low power processes.

•	Aligned with Chartered’s strategy to increase its reach into specialized markets with the productization of value-added technologies, the company announced its value-added solutions based on high-voltage, non-volatile memory and high-performance silicon germanium BiCMOS technologies. These value-added technologies, which are available across multiple mainstream process generations from 0.6-micron to 0.18-micron, and down to advanced 0.13-micron node, are targeted for consumer and wireless products such as display driver integrated circuits for small and large flat-panel displays, radio frequency identification products, microcontroller units, and wireless products.

Review and Outlook

“In line with what we had expected earlier, we believe we have seen the trough of the current cycle at Chartered in first quarter 2005 as our utilization bottomed to 59 percent,” said Thomas. “Based on our customer forecasts, we expect shipments including our share of SMP to increase approximately 18 percent in second quarter 2005, translating into approximately 65 percent utilization for the quarter.

“Though advanced technology shipments are expected to increase significantly during the year compared to the previous year, we see a temporary pause in the growth of our 0.13-micron revenues in the second quarter due to a specific product from a customer in the consumer sector reaching its end-of-life cycle. While we are working on ramping new products from the same customer, we expect 0.13-micron revenues in second quarter 2005 to be lower than the first quarter and represent around 24 percent of our total business base revenues.

“In comparison to the first quarter, we see strength in the communications sector and to a lesser extent in the computer sector, partially offset by weakness in the consumer sector which is primarily due to the product mentioned earlier.”

The outlook for second quarter 2005 is as follows:

	1Q 2005	2Q 2005 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$181.4M	$193.0M, +/- $4M	Up 4% to 9%
Revenues including Chartered’s share of SMP	$196.1M	$215.0M, +/- $5M	Up 7% to 12%
ASP	$996	$915, +/- $20	Down 6% to 10%
ASP including Chartered’s share of SMP	$1,019	$943, +/- $25	Down 5% to 10%
Utilization	59%	65%, +/- 2%	—
Gross profit (loss)	$(9.7)M	$(6.0)M, +/- $4M	—
Net income (loss) ***	$(84.5)M	$(83.0)M, +/- $5M	—
Earnings (loss) per ADS	$(0.34)	$(0.33), +/- $0.02	—

***	Net loss includes the negative profit impact from losses attributable to minority interest, which was $17.2 million in first quarter 2005, and is projected to be approximately $21.5 million in second quarter 2005.

CEO Closing Comments

“We are encouraged by the positive signs we are seeing from our customer base and excited about the opportunities that are ahead of us in the second half of 2005 as we ramp our first 300mm fab, Fab 7, for manufacturing 90nm SOI products and further expand our customer engagements in 0.13-micron and 0.11-micron technologies. At 90nm, while we are focused on the ramp of the high-performance volume-driven SOI product, we are also making progress in customer engagements for the bulk technology,” said Chia Song Hwee, president & CEO. “We continue to work on building momentum in the marketplace around the Chartered-IBM technology platform, and in addition to 90nm engagements, we are already in discussions with customers on the 65nm technology node.

“As we continue to address the growth opportunities ahead of us, bringing Chartered back to sustained profitability continues to be a top priority for the management. We are still targeting to reduce our breakeven point to 75 percent utilization by the end of 2005, which is approximately 10 percentage points below the level in fourth quarter 2004,” concluded Chia.

Webcast Conference Call Today

Chartered will be discussing its first quarter 2005 results and second quarter 2005 outlook on a conference call today, April 22, 2005, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 21, 2005). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For second quarter 2005, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, June 3, 2005, Singapore time.

APPENDIX A

US GAAP Reconciliation Table

In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				2Q 2005
	1Q 2004	4Q 2004	1Q 2005	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (a)	$228.4M	$190.6M	$181.4M	$193.0M
Chartered’s share of SMP revenues	$55.3M	$14.1M	$14.7M	$22.0M
Revenues including Chartered’s share of SMP	$283.7M	$204.7M	$196.1M	$215.0M

ASP (a)	$981	$994	$996	$915
ASP of Chartered’s share of SMP revenues	$1,554	$1,561	$1,403	$1,274
ASP including Chartered’s share of SMP	$1,057	$1,019	$1,019	$943

(a)	Determined in accordance with US GAAP.

Breakdown by Market Sector

Revenues (US GAAP) (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Communications	52%	55%	47%	47%	37%
Computer	27%	26%	36%	30%	29%
Consumer	17%	15%	13%	18%	28%
Other**	4%	4%	4%	5%	6%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Communications	64%	52%	54%	43%	33%
Computer	31%	44%	40%	47%	59%
Consumer	3%	2%	3%	10%	7%
Other	2%	2%	3%	0%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Communications	55%	55%	48%	47%	37%
Computer	28%	29%	36%	31%	31%
Consumer	14%	13%	12%	17%	27%
Other**	3%	3%	4%	5%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP) (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Americas	69%	68%	65%	71%	73%
Europe	9%	9%	9%	10%	8%
Asia-Pacific	19%	20%	22%	16%	14%
Japan	3%	3%	4%	3%	2%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Americas	56%	44%	40%	15%	15%
Europe	30%	42%	46%	74%	74%
Asia-Pacific	10%	11%	12%	2%	0%
Japan	4%	3%	2%	9%	11%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
Americas	66%	64%	61%	67%	68%
Europe	13%	14%	15%	14%	13%
Asia-Pacific	18%	18%	20%	15%	13%
Japan	3%	4%	4%	4%	3%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP) (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
0.13 and below	15%	18%	17%	27%	33%
Up to 0.15	0%	0%	0%	0%	0%
Up to 0.18	17%	18%	13%	15%	17%
Up to 0.25	20%	21%	21%	11%	12%
Up to 0.35	27%	30%	33%	28%	22%
Above 0.35	21%	13%	16%	19%	13%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
0.13 and below	2%	8%	9%	3%	10%
Up to 0.15	67%	48%	34%	39%	53%
Up to 0.18	30%	35%	42%	56%	37%
Up to 0.25	1%	9%	15%	2%	0%
Up to 0.35	0%	0%	0%	0%	0%
Above 0.35	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
0.13 and below	12%	17%	16%	25%	32%
Up to 0.15	13%	8%	5%	3%	4%
Up to 0.18	20%	21%	18%	17%	18%
Up to 0.25	16%	19%	20%	11%	11%
Up to 0.35	22%	24%	28%	26%	21%
Above 0.35	17%	11%	13%	18%	11%
Other**	—	—	—	—	3%

Total	100%	100%	100%	100%	100%

**	Includes revenues from services related to generation of customers’ mask sets.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at http://www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2005; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit (loss), net income (loss) and earnings (loss) per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); Fab 7’s commercial shipments in July 2005 and schedules to run 65nm 300mm multi-purpose wafers in fourth quarter 2005 and 65nm 300mm pilot production in early 2006 for base and low power processes; our expectation of revenue contribution from 0.13-micron and below technologies; the ramp of Fab 7 to manufacture 90nm SOI products and expansion of customer engagements in 0.13-micron and 0.11-micron technologies and the reduction of our breakeven point to 75 percent utilization by the end of 2005 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP
	Three Months Ended March 31,
	2004	2005
Net revenue	$228,418	$181,353
Cost of revenue	183,843	191,067

Gross profit (loss)	44,575	(9,714)

Operating expenses:
Research and development	29,863	27,315
Fab start-up costs	3,624	14,821
Sales and marketing	8,741	10,507
General and administrative	6,259	9,287
Other operating expenses	3,088	—

Total operating expenses	51,575	61,930

Operating loss	(7,000)	(71,644)
Equity in income (loss) of SMP	11,468	(9,032)
Other income	7,686	2,501
Interest income	2,490	4,934
Interest expense	(10,176)	(7,360)
Foreign exchange loss, net	(39)	(478)

Income (loss) before income taxes	4,429	(81,079)
Income tax expense	(2,544)	(3,439)

Net income (loss)	$1,885	$(84,518)

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share	$0.00	$(0.03)

Basic and diluted net earnings (loss) per ADS	$0.01	$(0.34)

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,506.5	2,509.8
Effect of dilutive options	13.4	—

Diluted net earnings (loss) per share	2,519.9	2,509.8

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.7	251.0
Effect of dilutive options	1.3	—

Diluted net earnings (loss) per ADS	252.0	251.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of
	December 31,	March 31,
	2004	2005
ASSETS

Cash and cash equivalents	$539,399	$656,314
Term deposits	30,000	15,000
Receivables, net	143,148	116,765
Inventories	72,159	74,468
Other current assets	16,761	16,316

Total current assets	801,467	878,863
Investment in SMP	93,765	78,441
Property, plant and equipment, net	1,914,515	2,000,890
Technology licenses, net	121,953	119,073
Other non-current assets	158,312	158,224

Total assets	$3,090,012	$3,235,491

LIABILITIES AND SHAREHOLDERS’ EQUITY

Payables	$152,348	$154,265
Current installments of long-term debt	352,985	294,533
Other current liabilities	118,388	128,912

Total current liabilities	623,721	577,710
Long-term debt, excluding current installments	882,745	1,088,790
Other non-current liabilities	77,915	145,897

Total liabilities	1,584,381	1,812,397
Shareholders’ equity	1,505,631	1,423,094

Total liabilities and shareholders’ equity	$3,090,012	$3,235,491

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Three Months Ended
	March 31,	March 31,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$1,885	$(84,518)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(11,468)	9,032
Depreciation and amortization	108,053	110,601
Foreign exchange (gain) loss, net	(198)	77
Gain on disposal of property, plant and equipment	(572)	(27)
Others	(3,480)	(3,197)
Changes in operating working capital:
Receivables	(8,490)	21,176
Dividend income from SMP	—	6,300
Inventories	(13,424)	(2,309)
Other current assets	617	2,781
Payables and other current liabilities	(13,252)	27,171

Net cash provided by operating activities	59,671	87,087

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(165,064)	(203,784)
Payments for technology licenses	(13,785)	(2,542)
Proceeds from sale of property, plant and equipment	4,189	28
Receipts related to refund of deposits and other assets	15,000	25,530

Net cash used in investing activities	(159,660)	(180,768)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	—	372,124
Repayments	(111,839)	(219,201)
Customer deposits, net	450	58,366
Issuance of ordinary shares	1,658	946
Others	—	(1,562)

Net cash provided by (used in) financing activities	(109,731)	210,673

Net (decrease) increase in cash and cash equivalents	(209,720)	116,992
Effect of exchange rate changes on cash and cash equivalents	198	(77)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$695,950	$656,314